Exhibit 4.3.15

FOURTEENTH AMENDMENT TO

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”);

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (i) provide that beneficiaries are permitted to designate beneficiaries under the Plan, (ii) provide for the merger of the Employees’ Thrift Plan of Mercantile Bankshares Corporation and Participating Affiliates (the “Mercantile Plan”) into the Plan such that, among other things, the Plan will assume the liabilities of the Mercantile Plan following the merger, and (iii) make certain other clarifying changes.

NOW, THEREFORE, IT IS RESOLVED, that the Plan is hereby amended as follows:

1. Effective September 15, 2007, Section 1.4 of the Plan is amended to add the following sentence to the end thereof:

“Effective September 15, 2007, “Beneficiary” means the person or persons or trust or estate designated by a Participant or Beneficiary under Section 2.3.”

2. Effective September 15, 2007, Section 2.3(d) of the Plan is amended to add the following paragraph to the end thereof:

“Effective September 15, 2007 and notwithstanding anything in this Section 2.3(d) to the contrary, a Beneficiary is permitted to designate a Beneficiary under the Plan and to change such designation at a future date. If a Beneficiary does not designate a Beneficiary under the Plan, any remaining benefits to be paid will be paid, on direction of the Administrative Committee, in equal shares to and among the person or persons who are shown to the reasonable satisfaction of the Administrative Committee, to be within the first of the following five classes of potential Beneficiaries which contain one or more members surviving at the death of the Beneficiary: (i) the Beneficiary’s Spouse; (ii) the Beneficiary’s issue, per stirpes; (iii) the Beneficiary’s parents; (iv) the Beneficiary’s brothers and sisters; or (v) the Beneficiary’s executors or administrators.”

3. Effective September 15, 2007, Section 2.3 of the Plan is amended to add a new section “(e)” to read as follows:

“(e)	Beneficiary Designations Under Prior Plans

Beneficiary designations under Prior Plans will be honored under the Plan until a Participant files a new Beneficiary designation or notice of revocation with the Administrative Committee, as provided under Section 2.3(b).”

4. Effective September 15, 2007, the chart in Annex III of the Plan is amended to add the following language to the end thereof:

Employees’ Thrift Plan of Mercantile Bankshares Corporation and Participating Affiliates (the “Mercantile Plan”)	The portion of the Mercantile Plan trust will merge into the Plan’s trust as soon as practicable after October 31, 2007. For the sake of clarity, former Mercantile Plan participants may begin making Elective Deferrals to the Plan beginning with the first pay period ending after September 15, 2007.

Vesting Provisions

•       The matching, basic, and discretionary contributions made under the Mercantile Plan prior to the merger of the Mercantile Plan into the Plan will continue to vest in accordance with the vesting provisions in the Mercantile Plan, including, but not limited to those provisions providing for full vesting for Participants who are terminated in connection with the merger of Mercantile Bankshares Corporation (“Mercantile”) into the Corporation during the period beginning on March 3, 2007 and ending on March 3, 2008.

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 15th day of September, 2007 pursuant to the authority delegated by the Corporation’s Personnel and Compensation Committee.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer